

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Via E-mail
Mr. Paul McFeeters
Chief Financial Officer and Chief Administrative Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario, Canada N2L 0A1

      Re: Open Text Corporation
             Form 10-K for the Fiscal Year Ended June 30, 2012
             Filed August 10, 2012
             File No. 000-27544

Dear Mr. McFeeters:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Kathleen Collins

                                  Kathleen Collins
                                  Accounting Branch Chief